UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

(Amendment No. 2)

CureVac N.V.

(Name of Subject Company (Issuer))

BioNTech SE

(Name of Filing Person (Offeror))

Common Shares, €0.12 par value per share

(Title of Class of Securities)

N2451R105

(CUSIP Number of Class of Securities)

Prof. Ugur Sahin, M.D.

An der Goldgrube 12

D-55131 Mainz

Germany

Telephone: +49 6131-9084-0

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Paul Claydon Jack S. Bodner Matthew T. Gehl Charles A. Dobb Brian K. Rosenzweig Covington & Burling LLP 30 Hudson Yards New York, New York 10001-2170 Telephone: (212) 841-1000	Howard L. Ellin June S. Dipchand Stephan Hutter Holger Hofmeister Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West 395 Ninth Avenue New York, New York 10001 Telephone: (212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by BioNTech SE, a European stock corporation (Societas Europaea, or SE) organized under the laws of Germany and the European Union (“BioNTech”), on October 21, 2025 (the “Schedule TO”). The Schedule TO relates to the offer by BioNTech to exchange American Depositary Shares, each representing one ordinary share, no par value, with a notional amount attributable to each ordinary share of €1, of BioNTech, for all of the outstanding ordinary shares, par value €0.12 per share, of CureVac N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus and the related Letter of Transmittal, each as defined in the Schedule TO. The Exchange Offer Prospectus and Letter of Transmittal are incorporated by reference to Exhibit (a)(1)(A) and (a)(4) of the Schedule TO.

The information set forth in the Exchange Offer Prospectus, including all annexes thereto, is hereby expressly incorporated by reference in response to all of the items of the Schedule TO, and is supplemented by the information specifically provided herein.

Items 1, 4 through 9 and 11.

The Exchange Offer Prospectus and Items 1, 4 through 9, and 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in the sections of the Exchange Offer Prospectus entitled “Questions and Answers – Are there any conditions to closing of the offer that must be satisfied for the offer to be completed?,” “Summary – Conditions to Closing of the Offer,” “Summary – The Post-Offer Reorganization and the New Topco U.S. Tax Election,” “The Offer – The Post-Offer Reorganization and the New Topco U.S. Tax Election,” and “The Purchase Agreement – Conditions to Closing of the Offer” are hereby amended and supplemented by inserting the following paragraph within:

“On November 25, 2025, CureVac’s shareholders approved the adoption of the required resolutions at the EGM. Accordingly, the conditions of the offer relating to the receipt of the required approvals of the shareholders of CureVac have been satisfied.”

The information set forth in the sections of the Exchange Offer Prospectus entitled “Questions and Answers – What will CureVac shareholders receive in the offer?,” “Summary – The Offer and the Purchase Agreement,” “The Offer – Offer Consideration,” and “The Purchase Agreement – The Offer” are hereby amended and supplemented by inserting the following paragraph within:

“On November 26, 2025, BioNTech announced that the exchange ratio would be 0.05363 of a BioNTech ADS per CureVac share, assuming that the offer expires at 9:00 a.m. (New York City time), on December 3, 2025. This calculation is based on the volume weighted average price of a BioNTech ADS as reported on Nasdaq for each of the 10 consecutive trading days ending on, and including, November 25, 2025, or $101.88. If the offer is extended, BioNTech will recalculate the exchange ratio based on the later expected final expiration time and announce the new exchange ratio by issuing a press release.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(M)	Press Release issued by BioNTech SE, dated November 26, 2025 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by BioNTech SE with the SEC on November 26, 2025).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2025

BioNTech SE

By:	/s/ Prof. Ugur Sahin, M.D.
Name: Prof. Ugur Sahin, M.D.
Title: Chief Executive Offer